Exhibit 99.1

NEIL W. SAVAGE

333 3rd Avenue North

St. Petersburg, Florida 33701

October 26, 2011

SENT VIA E-MAIL AND US MAIL

Gregory C. Branch

Chairman

United Insurance Holdings Corp

360 Central Avenue, Suite 900

St. Petersburg, Florida 33701

Greg:

I am writing at your request to follow up on our preliminary discussions regarding potential board representation.

After some deliberation, we have decided to formally request board representation. We believe one-third of the board seats would be appropriate under the circumstances. Based on the board’s current maximum size of nine members, we would request that Bruce Lucas, Nick Griffin, and Kern Davis be appointed as board members. As we understand that the board currently has seven members, one member would have to resign or not stand for re-election at the next board meeting in order to satisfy our request. Also, if the board size were to contract to six members, we would request that Bruce Lucas and Nick Griffin be appointed as board members. In addition, if the board size were to expand, we can identity an additional board member accordingly.

Finally, to the extent you need or require that we provide additional information regarding these matters (for instance, your most recent proxy statement suggests that certain information may be needed for certain director nominees), we are prepared to comply with any reasonable requirement.

I look forward to hearing from you.

Regards.

/s/ Neil W. Savage
Neil W. Savage